UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ASSAÍ
ATACADISTA

INVESTOR DAY 2024

WE CREATED A SOLID FOUNDATION
TO BUILD THE FUTURE NOW


ASSAÍ
ATACADISTA



INVESTOR RELATIONS OFFICER

GABRIELLE HELÚ

AGENDA

1
2 P.M.
RECEPTION

2
2:30 P.M.
A SOLID FOUNDATION

3
3:30 P.M.
BUILDING THE FUTURE

4
4:10 P.M.
COFFEE BREAK

5
4:30 P.M.
THE FUTURE IS NOW!

6
5 P.M.
Q&A

7
6 P.M.
CLOSING

Send us your question



CEO

BELMIRO GOMES

VP COMERCIAL AND LOGISTICS

WLAMIR DOS ANJOS

VP FINANCE AND INVESTOR RELATIONS

VITOR FAGÁ

VP PEOPLE MANAGEMENT AND SUSTAINBILITY

SANDRA VICARI

VP OPERATIONS

ANDERSON CASTILHO



CHAIRMAN OF THE
BOARD OF DIRECTORS

OSCAR BERNARDES

SYNERGY OF THE BOARD OF DIRECTORS AND COMMITTEES

TO ENHANCE RESULTS AND ENSURE THE SUSTAINABLE DEVELOPMENT OF ASSAÍ



Oscar Bernardes
Chairman



José Guimarães Monforte
Vice Chairman



Andiara Pedroso Petterle



Belmiro de Figueiredo Gomes



Enéas Pestana



Julio Cesar de Queiroz Campos



Leila Abraham Loria



Leonardo Gomes Pereira



José Roberto Meister Müssnich

ADVISORY COMMITTEES



Corporate Governance, Sustainability and Nomination
Coord.: José Guimarães Monforte



Human Resources, Culture and Compensation
Coord.: Leila Abraham Loria



Financial and Investment
Coord.: Leonardo Gomes Pereira



Audit
Coord.: Heraldo Gilberto de Oliveira



MEMBER OF THE BOARD OF DIRECTORS AND COORDINATOR OF THE FINANCIAL AND INVESTMENT COMMITTEE

LEONARDO PEREIRA

ASSAÍ 50 YEARS

We created a **solid foundation to build the future now**


ASSAÍ
ATACADISTA

1. **A SOLID FOUNDATION**

2. **BUILDING THE FUTURE**

3. **THE FUTURE IS NOW!**

ASSAÍ 50 YEARS

We created a **solid foundation to build the future now**

1. A SOLID FOUNDATION

2. BUILDING THE FUTURE

3. THE FUTURE IS NOW!

ASSAÍ TODAY:

Present in
1 OF 4
households in Brazil:
the most popular brand
in households[3]

~500K
customer flow
per year[2]

MOST RECOGNIZABLE
brick-and-mortar and
digital retail brand[4]

BEST
Cash & Carry
Company in Brazil[1]

One of the
LARGEST
private employers
in the country[5]



[1] Exame Melhores e Maiores award
[2] 1 ticket corresponds to 1.5 customer
[3] Nielsen HomeScan Survey 2023
[4] Branding Brasil Ranking 2024 – Anacouto
[5] Caged

A STORY OF ACCELERATED GROWTH

Intense pace of expansion in the last 4 years



CAGR
25.8%
2012 to 2024
+73%
Leveraged by 64 hyper conversions
Gross Revenue (R$ Billion)
5,1
6,8
9,0
11,3
15,7
20,1
24,9
30,4
39,4
45,6
59,7
72,8
78,7
102 STORES IN 3 YEAR
~300 STORES
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
LTM Sep/24
Total Stores
61
75
84
95
107
126
144
166
184
212
263
288
~300
EBITDA
Post-IFRS16 (%)
Pre-IFRS16 (%)
5,5%
5,0%
5,1%
5,3%
5,6%
6,5%
6,8%
7,0%
7,5%
7,9%
7,2%
7,1%
7,4%
4,1%
4,0%
4,1%
4,2%
4,7%
5,6%
5,9%
6,3%
6,6%
6,7%
5,3%
5,3%
5,6%
PANDEMIC



EXPANSION TO SERVE MORE AND MORE CUSTOMERS...

Sales revenue:

64 Hypermarket conversions

5th largest retailer in Brazil

2024

ASSAÍ ATACADISTA

AROUND 130 STORES IN THE LAST 4 YEARS

2,5M Built area = **344** Football Fields (FIFA Standard)

70,000+ Parking spaces = **6 times** the number of parking spaces of the Magic Kingdom

~4 thousand checkouts added

~650 km pallet racks

DIVERSITY OF CUSTOMERS AS A STRENGTH OF THE BUSINESS MODEL



ASSAÍ IS A PORTRAIT OF BRAZIL!
29% 3 residents per household
25% 4 residents per household
23% 2 residents per household
18% 5+ residents per household
6% 1 resident per household
A&B Class: 44%
C Class: 47%
D&E Class: 9%
INDIVIDUAL CUSTOMERS
FLOW: 84%
SALES: 58%
B2B CUSTOMERS
FLOW: 16%
SALES: 42%
Food Service: 62%
Resellers: 35%
Users: 3%
23% Restaurants
21% Convenience stores
13% Snack bars
11% Groceries
6% Pizzerias
6% Bakeries
6% Bars
14% Others
ASSAÍ ATACADISTA

CONSTANT INNOVATION

TO SERVE EXISTING CUSTOMERS AND ATTRACT NEW ONES

TRANSFORM THE SHOPPING EXPERIENCE FOR CUSTOMERS

Attributes

Store environment and organization:

- Higher number of parking spots
- Eletric car space
- Self-Checkout
- Better Lighting

New categories and mix:
Wine, Tire, Eletro Products

Assortment in SKUs:
6.000 → Up to 12.000

New customer services:

- Butchery
- Bakery
- Emporium
- Quality of Produce

Improve the shopping experience at Assaí, maintaining the efficiency and low costs of C&C

Increase customer diversity and share of AB customers

IMPROVEMENT OF STORE ENVIRONMENT AND ORGANIZATION

ENHANCE THE SHOPPING EXPERIENCE

Store environment and organization:

- Higher number of parking spots
- Eletric car space
- Self-Checkout
- Better Lighting



PARKING


AQUI!

ELETRIC CAR SPACE



LIGHTING


50 ANOS

SELF-CHECKOUT

GREATER DIVERSITY OF CATEGORIES BROADENS ASSAÍ'S APPEAL, LEADING TO

GREATER SHARE OF WALLET

New categories and mix:
Wine, Tire, Eletro Products

Assortment in SKUs:
6.000 → Up to 12.000



TIRE



REGIONAL FESTIVALS

Assortment tailored to regional characteristics and customer profiles


IMPORTADOS

WINE



SOUND SPEAKER


CHARQUE

JERKY BEEF

ASSAÍ ATACADISTA

IMPLEMENTATION OF SERVICES INCREASES FREQUENCY, RECURRENCE AND

BOOSTS CUSTOMER LOYALTY

New customer services:

- Butchery
- Bakery
- Emporium
- Quality of Produce


AÇOUGUE
BUTCHERY


PADARIA
CAFETERIA
BAKERY


EMPÓRIO DE FRIOS
EMPORIUM


PRODUCE

A STORY OF LEADERSHIP IN INNOVATION AND PARADIGM SHIFT

THE FOOD RETAIL MARKET IS HIGHLY FRAGMENTED:

Assaí's market share is only **~7%** despite its accelerated growth in recent years

Market Share
(Food Retail Sector)


6% - 8% Assaí
20% – 25%
C&C
Gross Sales
Food Segment
R$ 1.0 to 1.3 Trillion[1]
Other Formats
75% – 80%

Market Share Assaí
(C&C[2] Sector)


28%
32%
2019
2024

- **Store Environment and Organization**
- **Hypermarket conversions**
- **Implementation of other services**
- **Entry into AB Class**

[1]ABRAS 2023 Ranking
[2]Nielsen

FEATURED CATEGORIES IN ASSAÍ STORES

SUCCESS IN NUMBERS: **CATEGORIES AND MIX**[1]

[1]In 12 months


ASSAÍ
FEIRASSAÍ

Cidade Tiradentes, SP

SOY OIL
250 THOUSAND TONS
= **3%** of total Brazilian consumption[2]
[2]Considering domestic preparations and industry

COOKIES
+650 MILLION UNITS
= **~6,5%** of what is produced in Brazil

WHEAT FLOUR
215 THOUSAND TONS
= **+850 million** of pizzas

PRODUCE
150 TRUCKS/DAY
of fruits and vegetables

ANIMAL PROTEIN
400 THOUSAND TONS
= **~2%** of total Brazilian consumption

EGGS
+2 BILLIONS UNITS

WE CHALLENGE COMMON SENSE, LEAD INNOVATION, AND CONTRIBUTE TO THE GROWTH OF THE C&C MARKET

SUCCESS IN NUMBERS: **CATEGORIES AND MIX[1]**



Pneus
10x





IMPORTADOS

TIRES

1 MILLION

units, equivalent **to 4.5% of the Brazilian spare** tire market

AIR FRYER

180K Air Fryers, equivalent to **4% of Brazilian market**

WINE

~3K/HOUR

wine bottles, equilavent to **3% of Brazilian market**

[1]In 12 months

WE CHALLENGE COMMON SENSE, LEAD INNOVATION, AND CONTRIBUTE TO THE GROWTH OF THE C&C MARKET

SUCCESS
IN NUMBERS:
CLIENTS


BAIXE O APP
MEU ASSAÍ

ASSAÍ ATACADISTA

+300 MILLION
tickets/year[1]

~500 MILLION
customer flow per year[1]

Customer flow
= 13 LAPS
around planet Earth

~48 MILLION
B2B clients tickets per year

132X
Annual frequency B2B clients

~400,000
B2B clients

~250,000
Processors (food service)

[1]In 12 months

Brand

Regionalization

Our Culture

Productivity

ASSAÍ DIFFERENTIALS

ASSAÍ DIFFERENTIALS

BRAND

Most recognizable brick-and-mortar and digital retail brand[2]

[2]Branding Brasil Ranking 2024 – Anacouto

NPS Comparison

2017		2024
51	→	72

CONNECTION WITH CUSTOMERS

Diverse channels, messages and media



3.8 million customers on WhatsApp

Largest retail Instagram account in Brazil

3.7 million followers

Destination of customers

Uber: 1st most requested destination in Brazil[1]

[1]Excluding airports

ASSAÍ DIFFERENTIALS

REGIONALIZATION

STRUCTURE

12 Regional **Offices**

28 Purchase **Cells**

12 **Distribution** Centers

4 **Marketing** Centers

DRIVERS

- **Assortment, Pricing and Regional Communication**
- **3K + suppliers,** of which 60% are regional
- **50+** regional sponsorships


OFERTA
4,89

ASSAÍ DIFFERENTIALS

OUR CULTURE

From sun to sun

Our Values

- Simplicity
- Customer-centric approach
- Passion for what we do
- Commitment to results
- Care for Our People
- Ethics

Engagement[1]

2024

82%

Great Place To Work. Certificada Ago/2022 - Ago/2023 BRASIL

We joined the **National Ranking** of companies with **more than 10,000 employees**



ASSAÍ
ATACADISTA

[1]GPTW

ASSAÍ DIFFERENTIALS
PRODUCTIVITY

Consistent evolution of indicators with profitability

- Productivity gains per store
- Increasing profitability
- Expenses control



+44.8%
183
214
215
227
253
265
2019
2020
2021
2022
2023
Sep/24 LTM
Annual Sales Average/Store (R$ MM)



+159.4%
4.578
5.906
7.145
8.963
10.821
11.875
2019
2020
2021
2022
2023
Sep/24 LTM
Gross Profit (Post-IFRS16) (R$ MM)



+28.8%
EBITDA (Pre-IFRS16)
+52.2%
12
15
12
15
16
18
2019
2020
2021
2022
2023
Set/24 LTM
EBITDA (Post-IFRS16)/Store (Year) (R$ MM)



9,5%
9,0%
9,4%
9,5%
9,4%
9,3%
2019
2020
2021
2022
2023
Sep/24 LTM
SG&A (Post-IFRS16) as % of net sales

ASSAÍ 50 YEARS

We created a **solid foundation to build the future now**

1. A SOLID FOUNDATION

2. BUILDING THE FUTURE

3. THE FUTURE IS NOW!

ASSAÍ 50 YEARS

We created a **solid foundation to build the future now**

1. **A SOLID FOUNDATION**

2. **BUILDING THE FUTURE**

3. **THE FUTURE IS NOW!**

FUTURE OF ASSAÍ: HIGHER SHARE OF WALLET AND BUSINESS PROFITABILITY

Opportunities for future results



Acceleration of Services
New categories and mix
Transformations carried out
Last Mile
Assaí Customer Journey
Modernization of Core Processes
Constantly evolving model
In & Out Products
Financial Services
Opportunities being explored
New avenues to create value
Future Studies

Grounded in People, Process and Technology

ASSAÍ HAS BEEN EXPANDING ITS SERVICES OFFERING RAPIDLY WITH MATURING OPERATIONS

VALUE LEVERS – ACCELERATION OF SERVICES

Current


AÇOUGUE

Butchery in **243** stores


PADARIA
CAFETERIA

Bakery in **154** stores


EMPÓRIO DE FRIOS

Emporium in **176** stores



Self-Checkout in **50** stores

Current

573 services already implemented

~R$ 4Bi of gross sales[1] and participation in **33%** of tickets

2024

+43 services planned for 4Q24

2025

+137 services planned in 80 stores

+175 stores with self-checkout

Maturity of the operation, raising the standard

- ↑ Customer flow
- ↑ Frequency
- ↑ Competitiveness
- ↑ Customer Loyalty (Creating another purchase occasion)

Notes: Stores with services on 10/31/2024
[1] Annualized

ASSAÍ'S LAST-MILE OPPORTUNITY ENABLES ADDITIONAL SALES AND CONVENIENCE FOR CUSTOMERS WITHOUT IMPACT ON PROFITABILITY

VALUE LEVERS – LAST MILE







Current

CONVENIENCE FOR B2C CUSTOMERS

Partnership with:

Uber | Rappi | ifood

2025

Greater ease
for B2B clients

Service acceleration
to more stores

SERVICE FOR CUSTOMERS SEEKING AGILITY AND CONVENIENCE

- ↑ Building loyalty
- ↑ Additional revenue
- ↑ Convenience

LEVEL OF EXPENSES MAINTAINED
WITH INNOVATION AND MODEL EVOLUTION


AÇOUGUE
EMPÓRIO DE FRIOS
PADARIA
CAFETERIA
Barueri, SP

SG&A (% NET SALES)


10,5%
10,3%
10,5%
10,3%
10,2%
9,9%
10,4%
11,1%
11,1%
11,0%
9,7%
9,5%
9,7%
9,6%
9,5%
9,0%
9,4%
9,5%
9,4%
9,3%
2015
2016
2017
2018
2019
2020
2021
2022
2023
LTM Sep 2024
SG&A Pre-IFRS16
SG&A Post-IFRS16

IN RESPONSE TO DIVERSITY AND CHANGES, **ASSAÍ IS IMPROVING ITS CUSTOMER JOURNEY**

ASSAÍ ATACADISTA

CUSTOMER DATA CYCLE

MEU ASSAÍ APP

In sep/24:

- **14 M** customers registered
- **Average ticket** of customers **on the app** is **47% higher** than the Company's average
- Frequency of **registered customers** is **70% higher** than the average of non-registered customers



Descontos exclusivos
Categorias
Todos
Bebidas
Todos
Tomate kg
Alface kg

IN & OUT – OPPORTUNITY PURCHASES

VALUE LEVERS – IN & OUT PRODUCTS




Philco
Philco
Philco
TV SMART PHILCO
10X 209,



Current

Opportunity items with **low price, good quality and limited time** that may not be part of the regular assortment

2025

Start with **non-food products** (imported, electronics, apparel, general merchandise, seasonal items, etc.) displayed in **premium areas with high customer flow**

HIGHER REVENUE AND IN-STORE CUSTOMER FLOW

- ↑ Cross-selling
- ↑ Word-of-mouth marketing
- ↑ Recurrence

ASSAÍ ATACADISTA

IMPLEMENTATION OF NEW COMMERCIAL SYSTEMS TO IMPROVE PURCHASE, SUPPLY AND PRICING

VALUE LEVERS – MODERNIZATION OF CORE PROCESSES

itim | profimetrics

Current

Growth demanded new systems for core process management

PURCHASE **SUPPLY** **PRICE**

2025

Data intelligence and **AI** for better decision maker

Assertive **purchase and pricing** decisions



HIGHER VALUE CREATED FOR END CUSTOMERS, WITH INCREASED EFFICIENCY

- ↑ Agility
- ↑ Efficiency
- ↑ Competitiveness
- ↑ Margin
- ↑ Assortment

FINANCIAL SERVICES EVOLVING TO GENERATE KNOWLEDGE, COLLECT DATA AND BUILD B2B CUSTOMER LOYALTY

VALUE LEVERS – FINANCIAL SERVICES





Current

Passaí Card: strong value proposition for individual customers, **installments and benefits** for specific products

2025

Expansion of the range of services with sub-acquiring, data capture and corporate loyalty

ECOSYSTEM WITH FINANCIAL PRODUCTS AND SERVICES LEVERAGING THE CURRENT CUSTOMER BASE (B2B CLIENTS)

- ↑ Building loyalty
- ↑ New source of revenue
- ↑ B2B Clients Data
- ↑ New services

IN RESPONSE TO DIVERSITY AND CHANGES, ASSAÍ IS IMPROVING ITS CUSTOMER JOURNEY

ASSAÍ ATACADISTA

ASSAÍ IS A PORTRAIT OF BRAZIL!

CUSTOMER DATA CYCLE

ASSORTMENT
Assortment tailored **to regions and profiles**

PROMOTIONS
Calendars of promotional actions segmented by **profile, habits, calendar and channels** (brick-and-mortar and digital)

PRICING
Contribution to pricing and **price relativity** between Cash & Carry and retail

COMMUNICATION
Campaigns with local **accents** and **personalities** and **regional cultural** sponsorships

MONETIZATION
Data monetization and retail media in store and on Meu Assaí app

CUSTOMER ASSAÍ

~31% coupons
~51% of sales revenue
IDENTIFIED DATA[1]

[1] July/2024

DATA SOURCES: MEU ASSAÍ | SOCIAL MEDIA | MARKET DATA | CUSTOMER AREA

OPPORTUNITIES FOR FUTURE GROWTH CONSIDERING THE SUSTAINABILITY STRATEGY

Drive **prosperity** for **all people** through **responsible and transparent** operations, with a **lower environmental impact.**

Efficient Operations
- Climate Change
- Waste Management
- Supply Chain

People and Community Development
- Training
- Fighting Hunger
- **Diversity**
- **Assaí Institute**

Ethical and Transparent Management
- Ethics
- Governance

OUR PEOPLE ARE DIVERSE

RESULTS OF ASSAÍ CENSUS 2024

67,7%
of Black people

43,1%
of Black people in leadership positions

25,1%
of women in leadership positions

817
migrant people

5,3%
of people with disabilities
(above the legal requirement)

9%
of people aged 50+

~7%
LGBTQIA+ people



ASSAÍ IS A PORTRAIT OF BRAZIL!

INSTITUTO
ASSAÍ

OUR VISION

Effectively contribute to social development, **transforming people's lives** to help them achieve their **dreams and prosperity**



VALUES

- We believe in people
- **Real commitment**
- Passion that transforms
- **We join forces for a greater good**
- Ethics are not negotiable
- We welcome with respect

ASSAÍ
ATACADISTA

AREAS OF ACTION OF THE **ASSAÍ INSTITUTE**

ENTREPRENEURSHIP
Promoting entrepreneurship in the food sector

SPORTS
Strengthening small institutions to promote citizenship through **sports activities**

FOOD
Combat food and nutritional insecurity through income and food transfers


INSTITUTO
ASSAÍ
ASSAÍ
ATACADISTA

ASSAÍ 50 YEARS

We created a **solid foundation to build the future now**


ASSAÍ
ATACADISTA

1. **A SOLID FOUNDATION**

2. **BUILDING THE FUTURE**

3. **THE FUTURE IS NOW!**

ASSAÍ 50 YEARS

We created a **solid foundation to build the future now**


ASSAÍ
ATACADISTA

1. **A SOLID FOUNDATION**
2. **BUILDING THE FUTURE**
3. **THE FUTURE IS NOW!**

VALUE CREATION

BASED ON PROJECTS THAT COMBINE BUSINESS MODEL INNOVATION WITH EFFICIENCY, SCALABILITY AND ASSET IMPROVEMENT

33 PROJECTS for innovation and efficiency gain

LEVEL OF COMPLEXITY:

Innovation
17 projects

Low Medium High (High)

Projects that aim to **leverage the current business model** through technologies, AI, and innovative products and services

- Services, In & Out, Financial Services, Customer Journey, Retail Media

Efficiency Gain
16 projects

Low Medium High (Medium-High)

Projects oriented to improving **performance and scalability**

- Modernization of Processes

Projects on **Operational continuity**

Low Medium High (Low)

Initiatives focusing on **keeping the Company operating efficiently**

- Improvement of operating systems

VOLATILITY AND INTEREST RATE PRESSURE DRIVE ASSAÍ TO ACCELERATE ITS DELEVERAGING

FINANCIAL EXPENSE COVERAGE

FINANCIAL EXPENSE / EBITDA (PRE-IFRS16)



Financ. Expense / EBITDA (%)
EBITDA (R$ billion)
2,9
3,5
4,0
35%
52%
49%
2022
2023
Sep/24 LTM

FINANCIAL LEVERAGE[1]



-1.27x
4.47x
3.80x
<3.2x
~2.6x
2022
2023
2024E
2025E
Unscaled graph

Opening of ~10 stores in 2025

20 stores in 2026 (Forecast)

Capex of **R$1.0B** to **R$1.2B** in 2025

Financial Leverage **~2.6x at the end of 2025**

[1](1) Net Debt + Discounted receivables + Balance payable from acquisitions of Hypermarkets / Adjusted EBITDA Pre-IFRS16

ASSAÍ IMPROVES ITS DEBT PROFILE BY REDUCING AVERAGE COST AND LENGTHENING DEBT MATURITY

NEW FUNDING TRANSACTIONS (CAPITAL MARKET)

Mar 2024
Debentures
R$ 0.5 Bi
at CDI + 1.25%

Jun 2024
Debentures
R$ 1.8 Bi
at CDI + 1.25%

Ago 2024
Bilateral funding
R$0,7 Bi

Oct 2024
Debentures
R$ 2.8 Bi
at CDI + 1.25%

MATURITY PROJECTION
PRINCIPAL + DEBT INTEREST (R$ Billion)[1]



2,5
2,2
3,3
4,5
3,0
0,3
2025
2026
2027
2028
2029
2030

DEBT PROFILE



CDI + 1.49%
CDI + 1.40%
32
41
Cost of Debt
Maturity (months)
31/mar/24
11/oct/2024 (pró-forma)

[1] Considering funding of Oct/24 (at Oct. 11, 2024)

CAPEX REDUCTION

POSTPONING STORES AFTER INTENSE EXPANSION PROCESS


CAPEX
R$ 1.0B – 1.2B
R$ 100M – 150M
Infrastructure, IT and innovation projects
R$ 250M – 300M
Maintenance and new services
R$ 650M – 750M
Expansion
2025

ASSAÍ EXPANSION

In 6 years, we more than **doubled the number of stores**

2018
144 stores

2024
~300 stores

MATURATION OF NEW STORES CONTINUES

TO BOOST RESULTS

AVERAGE MONTHLY SALES
(47 CONVERSIONS LAUNCHED IN 2022)

Monthly gross sales average/store (R$ million)



+6%
R$ 25,8
R$ 26,5
R$ 27,3
1Q24
2Q24
3Q24

	1Q24	2Q24	3Q24
Mg. EBITDA Pre-IFRS 16	5.2%	5.1%	5.4%

Margin level in line with Company's average

GROWTH OF OCCUPANCY OF COMMERCIAL GALLERIES:

80% 3Q24

↑

66% 3Q23



ASSAÍ
ATACADISTA

Ana Costa, Santos

ASSAÍ HAS 5 AVENUES TO CREATE VALUE

Seeking **attractive returns** of projects

1. **Empower existing assets in categories and services**
   In & Out, Services, Maturation of stores

2. **Technological Innovations**
   Financial Services, Customer Journey

3. **Productivity gains**

4. **Organic growth**

5. **M&A and new formats**

IN ADDITION TO THE SHORT-TERM AVENUES, WE CONTINUE TO STUDY

OPPORTUNITIES FOR THE MEDIUM AND LONG TERM



Contribution to value creation
Short term
Current focus
Core business opportunity and deleveraging
1 Empower existing assets in categories and services
2: Technological Innovation
3. Productivity gains
4. Organic growth
5. M&A and new formats
Time

Explore existing stores

Increase sales efficiency of existing stores, with monetization of spaces, services, categories, etc.

Expand on the C&C model

Continue to seek **organic opportunities**

M&A and Explore other formats

Serve **new customer profiles and purchase occasions** and **seek inorganic opportunities**

Questions & Answers

ASSAÍ ATACADISTA

INVESTOR DAY 2024